December 23, 2019

Andrew Wilson
Chief Executive Officer
Electronic Arts, Inc.
209 Redwood Shores Parkway
Redwood City, California 94065

       Re: Electronic Arts, Inc.
           Form 10-K for the Fiscal Year Ended March 31, 2019
           File No. 000-17948

Dear Mr. Wilson:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology